

VIA FACSIMILE AND U.S. MAIL

June 2, 2009

Timothy Borer
Treasurer and Principal Financial Officer
Nedak Ethanol, LLC
87590 Hillcrest Road, P.O. Box 391
Atkinson, Nebraska 68713

>   **RE: Nedak Ethanol, LLC**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Forms 10-Q & 10-Q/A for Fiscal Quarters Ended March 31, 2008,**
>   **June 30, 2008 and September 30, 2008**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 009**
>   **File No. 0-52597**

Dear Mr. Borer:

We have reviewed your letter dated May 20, 2009 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


Form 10-Q for the Quarterly Period Ended March 31, 2009

Financial Statements

6. Long-Term Debt, page 10

1. We note that you obtained waivers to extend the dates by which you must comply with your fixed charge ratio, working capital, net worth, restriction on capital expenditures, equity ratio and asset ratio covenants until September 30, 2009. On page 21, you also indicate that you anticipate further discussions with your lender to modify the net worth, equity ratio and assets to liabilities ratio requirements. Given the status of your material financial covenants as of March 31, 2009, please

tell us why you believe your presentation of debt as non-current on the balance sheet is appropriate. Please specifically tell us why you thought that it was appropriate to present your debt as non-current in your balance sheets as of December 31, 2008 and March 31, 2009.   In classifying this debt as noncurrent (rather than current) on your balance sheets, please tell us how you concluded that compliance with your debt covenants was probable in the future. Furthermore, please address whether violation of the covenants above caused violations of debt covenants on other borrowings due to cross default provisions. Refer to EITF 86-30 and paragraph 7 of ARB 43, Chapter 3A, as amended by SFAS 78.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant